April 7, 2005


Mail Stop 0409

Mr. William D. Griffin
Chief Financial Officer
InsWeb Corporation
11290 Pyrites Way
Gold River, CA 95670

Re:	InsWeb Corporation
	Form 10-K for the year ended December 31, 2004
	File No. 0-26083

Dear Mr. Griffin:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 25

1. Based upon our review of your liquidity discussion, we note that your disclosure does not appear to provide a discussion of your ability to meet cash requirements on a long-term basis or the underlying drivers impacting changes in cash flow and/or working capital. Considering your historical operating losses and negative cash flows, please confirm to us that you will revise your disclosure in all future filings pursuant to the requirements of Item 303 of Regulation S-K and the guidance of FR 72, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Rachel Zablow, Staff Accountant, at (202)
824-
5336 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


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InsWeb Corporation
April 7, 2005
Page 3